UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13D/A
Information To Be Included in Statements Filed Pursuant to § 240.13d-1(a) and
Amendments Thereto Filed Pursuant to § 240.13d-2(a)
(Amendment No. 7)*
______________________

MANITEX INTERNATIONAL, INC.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
563420108
(CUSIP Number)
Toshiaki Ujiie
Ko-34, Shinden-cho, Takamatsu,
Kagawa 761-0185, Japan
+81-87-839-5743
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
With Copies To:
Morgan, Lewis & Bockius LLP
ATTN: Motonori Araki
101 Park Avenue, New York, New York 10178-0060
Telephone: +1-212-309-6650
March 7, 2023
(Date of Event Which Requires Filing of This Statement)
______________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because off §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 563420108	13D

1	NAME OF REPORTING PERSONS Tadano Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,950,522
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,950,522
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,522
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.7% (1)
14	TYPE OF REPORTING PERSON CO
 (1) Based upon 20,107,014 shares of Common Stock, no par value (“Common Stock”) of the Issuer (as defined below) outstanding as of March 1, 2023, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission (the “Commission”) on March 8, 2023.

This Amendment No. 7 amends the Schedule 13D filed with the Commission on June 1, 2018 (the “Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on March 18, 2019, Amendment No. 2 filed with the SEC on March 12, 2020, Amendment No. 3 filed with the SEC on August 21, 2020, Amendment No. 4 filed with the SEC on March 23, 2021, Amendment No. 5 filed with the SEC on July 14, 2021, and Amendment No. 6 filed with the SEC on June 21, 2022. Unless otherwise stated herein, the Schedule 13D remains in full force and effect. Terms used herein and not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transaction
Item 4 is hereby amended and restated in its entirety as follows:
The shares of Common Stock owned by the Reporting Person have been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, including a lock-up provision that significantly restricts the Reporting Person’s discretion to dispose of shares of the Issuer’s Common Stock for a period of one year following the Closing Date as set forth in the Purchase Agreement, may dispose of any or all of the Common Stock held by it at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors.
Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (c) and (e) through (j) of Item 4 of Schedule 13D. However, as part of its ongoing evaluation of this investment and investment alternatives, the Reporting Person may consider such matters and, subject to applicable law, may hold discussions with or make proposals to the management or the board of directors of the Issuer, other shareholders of the Issuer or other third parties regarding such matters.
With respect to paragraph (d) of Item 4, the Reporting Person has, pursuant to the Purchase Agreement, the right to nominate one individual (the “Nomination Right”) to serve on the Issuer’s Board of Directors (the “Board”) at any time on or following May 24, 2018. Pursuant to the Nomination Right, the Reporting Person nominated Mr. Ingo Schiller to serve on the Issuer’s Board and, as of January 31, 2023, nominated Mr. Takashi Kiso to replace Mr. Schiller.
On March 13, 2019, Mr. Schiller was granted 9,000 shares of Common Stock by the Issuer as compensation for his service on the Board, all of which has vested as of the date of this Amendment No. 7. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On March 6, 2020, Mr. Schiller was granted 4,000 shares of Common Stock by the Issuer as compensation for his service on the Board, all of which has vested as of the date of this Amendment No. 7. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On August 14, 2020, Mr. Schiller was granted 5,000 shares of Common Stock by the Issuer as compensation for his service on the Board, all of which has vested as of the date of this Amendment No. 7. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On March 8, 2021, Mr. Schiller was granted 6,000 shares of Common Stock by the Issuer as compensation for his service on the Board, all of which has vested as of the date of this Amendment No. 7. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On June 3, 2021, Mr. Schiller was granted 3,000 shares of Common Stock by the Issuer as compensation for his service on the Board, of which 1,980 shares vested immediately and 1,020 shares remain subject to vesting conditions. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On June 2, 2022, Mr. Schiller was granted 9,000 shares of Common Stock by the Issuer as compensation for his service on the Board, of which 3,000 shares vested immediately and 6,000 shares remain subject to vesting conditions. The shares were assigned to the Reporting Person under the terms of Mr. Schiller’s arrangement with the Reporting Person.
On March 7, 2023, Mr. Kiso was granted 9,000 shares of Common Stock by the Issuer as compensation for his service on the Board, of which 3,000 shares vested immediately and 6,000 shares remain subject to vesting conditions. The shares were assigned to the Reporting Person under the terms of Mr. Kiso’s arrangement with the Reporting Person.

Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety as follows:
(a)-(b) As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,950,522 shares of Common Stock, representing approximately 14.7% of the Issuer’s issued and outstanding shares of Common Stock, based upon 20,107,014 shares of Common Stock outstanding as of March 1, 2023, as reported in the Issuer’s Annual Report on Form 10-K, as filed with the Commission on March 8, 2023. None of the persons listed on Schedule A hereto is the beneficial owner of any shares of Common Stock.
(c) Except as described in this Schedule 13D, there have been no transactions in the shares of common stock effected by the Reporting Person, or, to the best of the Reporting Person’s knowledge, any person identified on Schedule A hereto, during the past 60 days.
(d) None.
(e) Not applicable.

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SIGNATURE
After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 17, 2023

Tadano Ltd.

By:	/s/ Toshiaki Ujiie
	Name:	Toshiaki Ujiie
	Title:	President, CEO and Representative Director

SCHEDULE A
The following table sets forth the name, principal business address and present principal occupation or employment, for each executive officer and director of Tadano Ltd. Each of the executive officers and directors of Tadano Ltd. listed below is a citizen of Japan.
Tadano Ltd.

Name	Principal Business Address	Present Principal Occupation
Koichi Tadano	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Chairman of the Board and Representative Director

Toshiaki Ujiie	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	President, CEO, and Representative Director

Kenichi Sawada	Europaallee 2, 66482 Zweibrucken, Germany	Director and Senior Managing Executive Officer

Hiroyuki Goda	5405-3 Shido, Sanuki, Kagawa 769-2101 Japan	Director and Managing Executive Officer

Shosaku Murayama	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Lead Independent Director

Tatsuro Ishizuka	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Akiko Otsuka	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Junichi Kaneko	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Koichi Tadenuma	Ko-34, Shinden-Cho, Takamatsu, Kagawa 761-0185 Japan	Outside Director

Shinichi Iimura	4242 West Greens Road, Houston, Texas 77066, U.S.A.	Managing Executive Officer

Tetsu Kotaki	KANDA SQUARE 18th Floor, 2-2-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan	Managing Executive Officer

Takeshi Yasutomi	KANDA SQUARE 18th Floor, 2-2-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan	Managing Executive Officer

Noriaki Yashiro	KANDA SQUARE 18th Floor, 2-2-1 Kanda-Nishikicho, Chiyoda-ku, Tokyo 101-0054, Japan	Managing Executive Officer